Phillips Nizer LLP
666 Fifth Avenue
New York, NY 10103
(212) 977-9700

September 29, 2008

Via Edgar Correspondence and Federal Express

Mr. H. Christopher Owings
Assistant Director
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Mail Stop 3561

Re:	Consolidation Services, Inc.
Amendment No. 3 to Registration Statement on Form S-1
Filed September 29, 2008
File No. 333-150175
Amendment No. 1 to Form 10-K for Fiscal Year Ended
December 31, 2007
Filed June 6, 2008
File No. 333-142105
Form 10-Q for Period Ended June 30, 2008
Filed August 1, 2008
File No. 333-142105

Dear Mr. Owings:

As counsel to Consolidation Services, Inc. (the “Company”), we are hereby responding to the September 16, 2008 comments of the Staff of the Securities and Exchange Commission (the “Commission”) regarding the Company’s Amendment No. 2 to its registration statement on Form S-1, File No. 333-150175, last filed by the Company with the Commission on August 20, 2008.  The Company’s responses are set forth below corresponding to the same chronological numbers in the Staff’s comment letter.

We have included three hard copies of Amendment No. 3 to the registration statement (the “Registration Statement”), filed with the Commission electronically today, one clean and two that are marked to show changes from Amendment No. 2 to the registration statement on Form S-1 filed by the Company on August 20, 2008.  We have also included on a supplemental basis, two copies of certain material we referenced in our requested in response to comment no. 6.  Capitalized terms not otherwise defined in this letter are used here as defined in the Registration Statement.

Amendment No. 2 to Registration Statement on Form S-1

General

1.	We note your response to comment two of our letter dated July 31, 2008 and we re-issue the comment in part. Please revise the reference to Vector Energy Services, Inc. on page 26.

This comment has been complied with and we have revised the references on pages 27 and 34.

2.
Please clarify throughout your disclosure which, if any, of your properties will be used immediately and exclusively for organic farming. Please provide the size of your properties that may be used for each of organic farming, timber production, or energy extraction as a percentage of all the land you own or lease.

Securities and Exchange Commission
September 29, 2008

Generally speaking, much of the Company’s owned properties (Breathitt, Owsley and Buckhorn) will be utilized for both organic food purposes and for energy development, however, such uses will occur either on different parts of such parcels of land simultaneously or on the same parcels of land at different times following completion of the reclamation process.  Management anticipates that all of its currently owned properties will have some timber harvested.  We have provided estimated timeframes and further detail on pages 23, 25-26 and 36-37 under “Land for Production Purposes” and throughout our disclosure in the amended Registration Statement.

Our Company, page 2

3.	We note your response to comment three of our letter dated July 31, 2008 and we re-issue the comment in part. Please add a reference to the going concern opinion in the “Business - General” section.

We point out that we have referenced the going concern opinion in the “Risk Factors” section and in the “Management’s Discussion and Analysis of Financial Condition and Results of Operations” section.  In response to your comment, we have also added a reference in the “Business-General” section, on page 34.

4.
We note your response to comment four of our letter dated July 31, 2008 and we re-issue the comment in part. Unless you can provide support, please remove the inference that oil, gas or coal is actually present on the property. With regard to the Vector Energy transaction, please disclose the “nominal consideration” and include a description of the transaction in the “Certain Relationships and Related Transactions” section.

This comment has been complied with.  The nominal consideration to purchase all of the issued and outstanding stock of Vector from John C. Francis is $10.00 and this is now referenced on pages 2, 27, 34 and 53.  We have also included a description of the Vector transaction in the “Certain Relationships and Related Transactions” section on page 53.

Business, page 32

General. page 32

5.	Please further explain how you plan to hold the company’s assets in separate legal entities if, for example, an asset such as land is used by both entities.

The Company proposes to hold the surface rights to such land, while Vector proposes to holds title to any gas or oil rights as evidenced by a mineral deed.  Similarly, any coal rights will be held by a yet to be formed entity that will be affiliated with the Company.  Based on management’s experience, such mineral deeds can be specific to surface rights only, general for all mineral rights on or under a property, or specific to coal, oil, gas or other mineral rights, for example.  Management understands this to be common practice among landowners in the energy industry from this region.  Since the land uses of the Company (grazing, timber harvesting, organic food produce) will be separate and distinct from those proposed to be handled by Vector (regarding the leasing of mineral rights to third parties for oil and gas drilling, mining and extraction), and such yet to be formed entity (with respect to coal rights, drilling, mining and extraction), in addition to reasons previously stated regarding the ability to more easily access financing options and limit attendant liabilities representative of different industry focuses, we believe it serves to benefit both the Company and its stockholders to separate out the land holdings into three or more affiliated entities. We have included disclosure to this effect on page 34.

Overview of the Organic/Natural Food Sector, page 33

6.
We note your response to comment nine of our letter dated July 31, 2008. The $56.8 billion you cite appears to include all natural products, such as vitamins and health care products. We do not see the reference to the 9.2% growth rate in the supporting materials you provided. Please advise. In addition, we do not see the reference that supports the statement that “organic food sales at $16.7 billion in 2006 represented about 29% of natural food sales.” Please revise and provide support appropriately marked to the relevant pages.

Securities and Exchange Commission
September 29, 2008

We have deleted the reference to 9.2%, which was an internally generated number.  The $16.7 billion in organic food sales in 2006 was according to the Executive Summary of the Organic Trade Association’s (OTA) 2007 Manufacturer Survey, which we have made reference to in the amended Registration Statement on page 35 and have included two copies of on a supplemental basis.  We have revised the prospectus to reflect dividing the $16.7 billion in organic food sales in 2006 by the $56.8 billion amount reflective of the natural food sector at such time, as reported by The Natural Food Merchandiser’s Market Overview, organic food sales should represent approximately 29% of the value of the natural food sector.

7.	We note your response to comment 10 of our letter dated July 31, 2008. We do not see the relevance to you of the nationally known companies. Please delete the first three paragraphs on page 34.

This comment has been complied with.

Brand/Trademark Ownership, page 36

8.
We note your response to comment 12 of our letter dated July 31, 2008. Under “Scientific Advisory Board” on page 50, please delete the reference to “highly regarded.”  We note your references to Mr. Sartorio’s employment history. Please also include dates of his employment.

This comment has been complied with, see page 51.

Marketing and Business Strategy, page 36

9.	We note your response to comment 11 of our letter dated July 31, 2008. Please prominently disclose that there are currently no products available under your “Choice Organic Family” trademark.

This comment has been complied with.  We have added the requested clarifying disclosures on pages 24, 33, 36 and 37.

10.
We note your response to comment 11 of our letter dated July 31, 2008. On page 37, you state that “Contacts are either obtained directly through the efforts of Messrs. Thomas or Francis, or through business brokers representing certain companies that contact Thomas or Francis.”  Please disclose the number of candidates the company has approached and the nature of the contacts.

We have added disclosure responsive to your comment on page 38 of the amended Registration Statement, which reveals that two companies are under serious consideration and one is targeted for acquisition.  Although there is no binding agreement, management has informed us that terms for such proposed acquisition have been outlined subject to the Company’s ability to obtain adequate funding.

Land for Production Purposes, page 37

Jett Transaction, page 38

11.
We note your response to comment 17 of our letter dated July 31, 2008. You state that “Anna Jett also conveyed to the Company her undivided coal, oil, gas and mineral rights to certain tracts of land, including with respect to the property conveyed under the Land Deed, for nominal consideration. Please disclose the “nominal consideration.”

The nominal consideration consisted of ten dollars, which disclosure has been added on page 39.

Securities and Exchange Commission
September 29, 2008

Owsley Transaction, page 38

12.
We note your response to comment 18 of our letter dated July 31, 2008. Please update your disclosure as it currently addresses a date that has passed, August 15, 2008. We also note that you do not reference Billy David Altizer, AMS Development, LLC or A&L Surveying and Engineering LLC in the “Certain Relationships and Related Transactions” section. Please advise or revise.

We have updated our disclosure to reflect both the Owsley and the LeeCo transactions on pages 25-27, 36, 39-41, and 43 as well as updated the disclosure to reflect the closing of the Oil, Gas and Mineral Agreement on September 22, 2008 with Eastern Kentucky Land Corporation (which was reported on our Current Report on Form 8-K, filed with the Commission on September 25, 2008) on pages 26 and 40.

We do not believe that Billy David Altizer, AMS Development, LLC or A&L Surveying and Engineering LLC are a “related person” as that term is defined in the instructions to Item 404(a) of Regulation S-K, and for this reason have not made reference to them in the “Certain Relationships and Related Transactions” section.

Competitive Business Conditions. page 41

13.
We note your response to comment 19 of our letter dated July 31, 2008.  Please disclose the number of the coal mining operators or lessees that the company has approached and the nature of the contacts.

A total of five coal mining operators have been approached by the Company through the efforts of Billy David Altizer in accordance with the requirements of the Development Agreement, which was entered into in connection with the Owsley transaction.  Billy David Altizer has over twenty years experience working with, consulting for and surveying properties having energy resources. Discussions are ongoing with four of the five initial parties. Please see the disclosure added on page 43.

Employees, page 49

14.
We note your response to comment 22 of our letter dated July 31, 2008. Please revise or advise us concerning the other employment of Messrs. Thomas and Francis. In their biographical descriptions, each have substantial other employment, Dr. Thomas as a managing member of a financial consulting group and Mr. Francis as the president of a television network.

Management has informed us that Falcon Financial Group, LLC (“Falcon”), of which both Mr. Thomas and Mr. Francis are managing members, has suspended operations and is inactive at this time.  Further, the Native American Television Network, Inc. (NATVN) is in its early stages of development, with its primary efforts focused on capital formation.  Acalan, LLC (“Acalan”) is currently an inactive company.  As such, these companies require very limited time commitments from Messrs. Thomas and Francis which are not expected to materially detract from their time with the Company.  We have amended the disclosure on pages 50-51 accordingly to reflect this.

Amendment No. 1 to Form 10-K for Fiscal Year Ended December 31, 2007

Exhibits 31.1-2

15.
The certifications must correspond exactly to those set forth in Item 601(b)(31) of Regulation S-K. In paragraph 2 and below, you should refer to the “report,” not “annual report.” In paragraph 4, you should refer to “officer(s)” not “officer.” Also in paragraph 4 you have omitted the phrase “and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)).” You also have omitted paragraph 4b.  In paragraph 5, you omitted the parenthetical phrase “(or persons performing the equivalent functions).” Please amend your filing to include revised certifications that conform to the exact wording required by Item 601(b)(31) of Regulation S-K.

Securities and Exchange Commission
September 29, 2008

At that time the Company was not required to comply with paragraphs 4 and 4b of Item 601(b)(31) of Regulation S-K, as it filed its first annual report on Form 10-K on March 27, 2008, as amended by Form 10-K/A filed on June 6, 2008.  In accordance with instruction 1 of Item 308T of Regulation S-K and the footnote to Item 601(b)(31) of Regulation S-K, the Company was permitted to temporarily modify the content of the certifications to eliminate certain references to internal control over financial reporting (specifically, that certain portion of the introductory language in paragraph 4 and paragraph 4(b) of Item 601(b)(31)) until the required compliance dates. The Company intends to comply with this requirement in its annual report on Form 10-K for the fiscal year ended December 31, 2008.  Otherwise, this comment shall be complied with in an amended filing.

Form 10-Q for Period Ended June 30, 2008

Exhibits 31.1-2

16.
The certifications must correspond exactly to those set forth in Item 601(b)(31) of Regulation S-K. The identification of the certifying individual at the beginning of the certification should be omitted. Please confirm that Messrs. Thomas and Francis signed in their individual capacities. In paragraph 2 and below, you should refer to the “report,” not “quarterly report.” In paragraph 3 and below, you should refer to “the registrant,” not the company. In paragraph 4 you omitted the phrase “internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and.” You also omitted paragraph 4b. Please amend your filing to include revised certifications that conform to the exact wording required by Item 601(b)(31) of Regulation S-K.

Same response as in item 15, above.  We hereby confirm that Mr. Thomas and Francis have signed the certifications in their individual capacities.

***

Should you desire any further information, please do not hesitate to contact the undersigned at (p) (212) 841-0707.

Very truly yours,

PHILLIPS NIZER LLP

/s/ Elliot H. Lutzker
Elliot H. Lutzker

Cc:  Johnny R. Thomas
John C. Francis